Exhibit 99.1

NLS Pharmaceutics Secures Exclusive Global License for Next-Generation

Non-Sulfonamide Dual Orexin Agonist Platform

●	The exclusive License Agreement grants NLS Pharmaceutics global rights to next-generation non-sulfonamide orexin-1 / orexin-2 receptor agonists, tailored to target multiple pathways in neuropharmacological therapies.
●	Medications activating dual OX1R/OX2R target a broader range of mechanisms involved in neurologic disorders including narcolepsy and other hypersomnolence disorders
●	Additional targets covered by the exclusive License Agreement include cathepsins, sigma receptors and catecholaminergic inhibition, addressing neuroprotection, neuroinflammation and neurotransmission.
●	First patent application was filed at the end of 2022 for orexin receptors agonists for treating or preventing neurological diseases and psychiatric disorders including narcolepsy.
●	With this groundbreaking License Agreement, NLS continues to strengthen its neuroscience pipeline in sleep medicine with a unique and holistic approach to central disorders of hypersomnolence and neurodegenerative disorders franchise.
●	NLS to start immediately focusing on these disease modifying compounds which have the potential to be first as well as best in class.

Zürich, Switzerland, March 20, 2024 – NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (“NLS”), a leading Swiss biopharmaceutical company dedicated to pioneering therapies for rare and complex central nervous system disorders, announced today a groundbreaking exclusive worldwide license agreement (the “License Agreement”) with Aexon Labs, Inc., a U.S.-based biotech firm (“Aexon”). This license grants NLS the opportunity to acquire global development and commercialization rights to Aexon’s Dual Orexin Receptor Agonists platform. These novel compounds are potent oral agents targeting both orexin-1 and orexin-2 receptors as agonists, with potential applications in narcolepsy, idiopathic hypersomnia, and α-Synucleinopathies, including Parkinson's disease, dementia with Lewy bodies, and multiple system atrophy, all of which involve cathepsins.

“The License Agreement highlights the transformative potential of these revolutionary chemical compounds compared to first generation sulfa derivatives, selective OX2R agonists,” said Eric Konofal, MD, PhD, who works under a part-time consulting agreement for NLS as its Chief Scientific Officer, and who is also President of Aexon. He continued, “These compounds have focused solely on the role of orexin-2 receptors (OX2R) in treating the symptomatology of narcolepsy. Emerging scientific insights suggest a broader range of complex mechanisms at play in the pathophysiology of tetrad narcolepsy.”

This exclusive, worldwide License Agreement marks a significant milestone in the field of oral therapeutics, highlighting the introduction of two potentially potent candidates, innovative dual orexin receptor agonists. Anticipated to address critical healthcare requirements, one compound in particular, has shown encouraging outcomes in preliminary in vitro experiments. Its dual mechanism of action involves acting as agonist for OX1R and OX2R, while concurrently serving as an inhibitor for cathepsin H (CTSH), showcasing its potential to meet significant medical needs effectively.

Orexin receptor pathways play vital regulatory roles in many physiological processes and studies have shown that orexin receptor pathways are involved in pathological processes of neurological diseases such as narcolepsy, depression, ischemic stroke, drug addiction and Alzheimer’s disease.

Dr. Konofal continued, “By simultaneously targeting the potential benefits of a compound acting as both a dual agonist of orexin receptors and an inhibitor of CTSH for the treatment of narcolepsy, we combine the agonist effect on orexin-1 and orexin-2 receptors, which have been shown to improve wakefulness and reduce cataplexy, with the prospective benefits of CTSH inhibition. Such inhibition is theorized to be able to influence immune responses via HLA-DQB1 and the processing of proteins related to the pathogenesis of narcolepsy. This double dual-action strategy could offer a comprehensive treatment modality for narcolepsy, addressing both symptom management and the underlying causes of the disease.”

Subject to obtain sufficient funds, Aexon plans to conduct Proof-of-Concept studies in animals and phase 1 First-in-Human clinical development starting in early 2025. Preliminary findings will be unveiled at the 2024 ASCP Annual Meeting (Miami, Florida, May 28 - 31).

Mr. Zwyer said, “I believe acquiring rights to this innovative platform, which includes more than 300 compounds, represents a bridge from current to future treatments for sleep and neurodegenerative disorders. The addition of these new compounds to our existing pipeline—Mazindol ER for narcolepsy, NLS-4 for idiopathic hypersomnia, long-COVID, and chronic fatigue syndrome, and NLS-11 for Kleine-Levin Syndrome and neurodegenerative diseases—will significantly enhance and bolster our central disorders of hypersomnolence franchise.

NLS continues ongoing discussions around further development of Mazindol and remains committed to a wide range of options with a focus on maximizing shareholder value, including strategic partnerships and other future strategic actions. Several partnership opportunities are currently under way, though have been delayed due to various market factors, but are in advanced stages of negotiations. As always, we continue to approach the sleep medicine market from a holistic perspective.”

About Narcolepsy

Narcolepsy is a life-long sleep disorder caused by the autoimmune-mediated loss of 70,000–90,000 orexin-producing neurons in the hypothalamus, characterized by excessive daytime sleepiness, cataplexy and rapid eye movement sleep abnormalities, and is tightly associated with human leukocyte antigen HLA-DQB1*06:02.  Other predisposing factors for narcolepsy are associations with a polymorphism in the T-cell receptor alpha and beta genes, whose products recognize antigens presented by human leukocyte antigens (HLA) molecules, and CTSH.

About NLS Pharmaceutics Ltd.

NLS is a global development-stage biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders who have unmet medical needs. Headquartered in Switzerland and founded in 2015, NLS is led by an experienced management team with a track record of developing and commercializing product candidates.  For more information, please visit www.nlspharma.com.

About Aexon Labs, Inc.

Aexon is conducting leading edge research on new compounds to address unmet needs in neurodegenerative disorders, defined by the breakdown of neurons over time. Alzheimer’s, Parkinson’s, Huntington’s, Narcolepsy and Amyotrophic Lateral Sclerosis are just a few examples of brain disorders that have no cure. Current treatments do not address the root cause of each disorder and often lack therapeutical effectiveness and safety for these neurological disorders. For more information, please visit www.aexonlabs.com. Eric Konofal, MD, PhD, who works under a part-time consulting agreement for NLS as its Chief Scientific Officer, is the president and founder of Aexon Labs, and owns 59% of Aexon Labs. Alexander Zwyer, Chief Executive Officer of NLS, owns 35% of Aexon Labs. Mr. Zwyer holds no board or executive position at Aexon Labs.

Safe Harbor Statement

This press release contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS is using forward-looking statements when it discusses the potential benefits of NLS’ and Aexon’s products, including Aexon’s Dual Orexin Receptor Agonists platform, that Aexon’s platform’s double dual-action strategy could offer a comprehensive treatment modality for narcolepsy, addressing both symptom management and the underlying causes of the disease, that Aexon plans to conduct Proof-of-Concept studies in animals and phase 1 First-in-Human clinical development starting in early 2025 and the expected unveiling of those results, NLS’ and Aexon’s development plans and timing of studies, the timing and expected outcomes of the License Agreement, and NLS’ plans to maximize value, including potential strategic partnerships and other strategic actions. These forward-looking statements and their implications are based on the current expectations of the management of NLS only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; NLS may encounter delays or obstacles in launching and/or successfully completing its clinical trials; NLS' products may not be approved by regulatory agencies, NLS' technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; NLS may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with NLS' process; NLS' products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; NLS' patents may not be sufficient; NLS' products may harm recipients; changes in legislation may adversely impact NLS; inability to timely develop and introduce new technologies, products and applications; and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of NLS to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading "Risk Factors" in NLS' annual report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission ("SEC"), which is available on the SEC's website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

For additional information:

Marianne Lambertson (investors & media)
NLS Pharmaceutics Ltd.

+1 239.682.8500
ml@nls-pharma.com

www.nlspharmaceutics.com

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